VIA EDGAR

September 29, 2020

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenn Do

  Lisa Vanjoske

  Nolan McWilliams

  Dietrich King

Re:	C4 Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-248719

Dear Mr. McWilliams,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), C4 Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to October 1, 2020, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Shoaib Ghias at (510) 759-1494. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Shoaib Ghias, by facsimile to (415) 677-9041.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (510) 759-1494.

Sincerely,
C4 THERAPEUTICS, INC.

/s/ Marc A. Cohen
Marc A. Cohen
Chief Executive Officer

cc:	Andrew Hirsch, C4 Therapeutics, Inc.

William McKee, C4 Therapeutics, Inc.

Jolie M. Siegel, C4 Therapeutics, Inc.

Laura J. Wahlberg, C4 Therapeutics, Inc.

Lawrence S. Wittenberg, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP

Shoaib Ghias, Goodwin Procter LLP